Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges (dollar amounts in thousands):

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
(Loss) income from continuing operations before income taxes	$(67,746)	$198,430	$240,214	$192,719	$159,280
Add: Fixed charges	141,403	138,618	131,281	111,949	91,259
Less: Undistributed (losses) earnings from equity method investees	(7,978)	(269)	—	—	39
Total earnings	$81,635	$337,317	$371,495	$304,668	$250,500
Fixed charges:
Interest expense	$48,729	$50,898	$46,804	$37,784	$35,006
Estimate of interest expense within rental expense	92,674	87,720	84,477	74,165	56,253
Total fixed charges	$141,403	$138,618	$131,281	$111,949	$91,259
Ratio of earnings to fixed charges	0.6	2.4	2.8	2.7	2.7